Invictus Signs Definitive Agreement with Clinic Servicing 3,400 ACMPR Registered Patients

VANCOUVER, Oct. 25, 2018 /CNW/ - INVICTUS MD STRATEGIES CORP. ("Invictus" or the "Company") (TSXV: GENE; OTCQX: IVITF; FRA: 8IS1) is pleased to announce that it has entered into a definitive agreement to acquire 100% (the "Acquisition") of the issued and outstanding shares of a company ("Leaf Wise") that operates medical clinics in Alberta (see press release dated July 20, 2018, for more details).

Leaf Wise employs a patient-first business model that features on-site physicians, educational guides and registration support in just four easy steps. With approximately 3,400 patients registered under Access to Cannabis for Medical Purposes Regulations ("ACMPR"), Leaf Wise will serve as a direct channel to Invictus owned Licensed Producers ("LPs"), fully licensed under ACMPR.

The College of Physicians and Surgeons of Alberta requires a physician who completes a patient medical document for cannabis to see the patient every three months, at minimum, following stabilization. Leaf Wise will serve as an important agent of Invictus' medical distribution channel, helping to foster long-lasting relationships with patients, while alleviating a potential burden for Alberta's public healthcare system.

"Over the past few months, we have experienced substantial growth in our medical distribution channels as more physicians and patients look to cannabis for treatment," said Dan Kriznic, Chairman and CEO of Invictus. "As the industry evolves, we will continue to support research that helps to advance patient care and provide a forum to facilitate and monitor ongoing treatment."

Under the terms of the Acquisition, the purchase price includes an upfront cash payment of $625,000 paid on closing, and $625,000 in common shares (the "Share Consideration") of Invictus on closing. Share Consideration will consist of 312,500 Invictus shares representing an aggregate market value of $625,000 based on a price per Invictus share of $2.00. In addition, future consideration will be paid based on the achievement of certain performance milestones, including certain patient metrics.

The closing of the Acquisition (the "Closing Date") shall take place on or before October 31, 2018, or such other time mutually agreed by both parties. In addition, Invictus will provide a capital commitment of $500,000 (the "Investment") for expansion of the existing medical clinic business and working capital purposes, to be funded over time, after the Closing Date. The Acquisition is subject to final Board and TSXV approval.

For more information, please visit www.invictus-md.com.

 On Behalf of the Board,
Dan Kriznic
Chairman and CEO

Jessica Martin Vice President
Public Relations and Regulatory Affairs
(833) 879-4363

About Invictus

Invictus is a global cannabis company offering a selection of products under a wide range of lifestyle brands. Our integrated sales approach is defined by five pillars of distribution including medical, adult-use, international, Licensed Producer to Licensed Producer and retail stores.

Invictus has partnered with business leaders to convey our corporate vision, including KISS music legend and business mogul Gene Simmons as our Chief Evangelist Officer. To meet growing demand, Invictus is expanding its cultivation footprint, with two cannabis production facilities fully licensed under ACMPR in Canada and a third awaiting approval, featuring 100,000 square feet of available grow space today with 200,000 expected by January 2019 and up to 1 million by end of 2020. To accommodate international sales, Invictus' wholly-owned subsidiary, Acreage Pharms Ltd. ("Acreage Pharms"), has designed and is currently building its Phase 3 and 4 purpose-built cultivation facilities to be European Union Good Manufacturing Practices ("EU-GMP") compliant. The Company will earmark up to 50 per cent of production to the medical. To ensure consistency in quality and supply, Invictus maintains all aspects of the growing process through its subsidiary, Future Harvest Development Ltd., a high-quality Fertilizer and Nutrients manufacturer. Invictus drives sustainable long-term shareholder value through a diversified product portfolio with over 69 Health Canada approved strains and a multifaceted distribution strategy including medical, adult-use, international, Licensed Producer to Licensed Producer and retail stores. For more information visit www.invictus-md.com.

Cautionary Note Regarding Forward-Looking Statements: This release includes certain statements and information that may constitute forward-looking information within the meaning of applicable Canadian securities laws or forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements in this news release, other than statements of historical facts, including statements regarding future estimates, plans, objectives, timing, assumptions or expectations of future performance, including the timing, approval and completion of the Acquisition and related matters and the potential production capacity of Invictus, are forward-looking statements and contain forward-looking information. Generally, forward-looking statements and information can be identified by the use of forward-looking terminology such as "intends" or "anticipates", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "should", "would" or "occur". Forward-looking statements are based on certain material assumptions and analysis made by the Company and the opinions and estimates of management as of the date of this press release, including that Invictus will be successful in reaching its potential production capacity, its production facilities will be completed as anticipated, regulatory approval will be granted as anticipated, Invictus will reach full production capacity on the timeline anticipated by the Company, and no unforeseen construction delays will be experienced. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward-looking information. Important factors that may cause actual results to vary, include, without limitation, the Company will not obtain the requisite approvals to complete the Acquisition, Invictus will not be successful in reaching its potential production capacity, its production facilities will not be completed as anticipated, and licenses or approvals being granted on terms or timelines that are materially worse than expected by the Company. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Readers are cautioned that reliance on such information may not be appropriate for other purposes. The Company does not undertake to update any forward-looking statement, forward-looking information or financial out-look that are incorporated by reference herein, except in accordance with applicable securities laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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 CNW 04:30e 25-OCT-18